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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25
                                               Commission File Number 001-13616

                          NOTIFICATION OF LATE FILING

                                 [x] Form 10-Q

                     For Period Ended: September 30, 2001.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: STORAGE COMPUTER CORPORATION

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE: 11 RIVERSIDE STREET, NASHUA, NH 03063


                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]  (b) The subject quarterly report will be filed on or before the fifth calendar day following the prescribed due date.
[ ] (c) The accountant statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

     The Company is in the process of obtaining certain contracts required to be filed as exhibits to the Form 10-Q. As a result of these circumstances, the Company has been unable to complete the report within the prescribed time period.

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                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this information

    Peter N. Hood             (603)880-3005
    Name                      Area Code Telephone Number

(2) Have all other periodic reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file such
    report(s))?      Yes X       No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    Yes       No  X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



     STORAGE COMPUTER CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date: November 15, 2001      By: /s/ Peter N. Hood
                                      -----------------
                                      Peter N. Hood, Chief Financial Officer

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